FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated February 9, 2009, regarding 3SBio Inc. Appointing Mr. Bo Tan as Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: February 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated February 9, 2009, regarding 3SBio Inc. Appointing Mr. Bo Tan as Chief Financial Officer

Exhibit 99.1

3SBIO INC. APPOINTS MR. BO TAN AS CHIEF FINANCIAL OFFICER

SHENYANG, China, February 9, 2009. 3SBio Inc. (Nasdaq: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, today announced that it has appointed Mr. Bo Tan as Chief Financial Officer, effective February 01, 2009. Since joining 3SBio in October 2008, Mr. Tan has been acting as the financial advisor for the company, providing advice on the company’s capital market initiatives and overseeing the company’s treasury functions.

Dr. Jing Lou, Chief Executive Officer of 3SBio, commented, “I am delighted to name Bo as our CFO, given both his recent contributions to 3SBio as financial advisor and the broad wealth of experience he brings, as reflected by his previous roles in the financial services industry and pharmaceutical industry. I strongly believe that his skills and experience will further benefit our company during an important time of our development.”

Mr. Tan, 36, has extensive experience within the financial and pharmaceutical industries, having worked across private equity, equity research and commercial practice. Previously, he has served as the Executive Director and a member of Investment Committee for Bohai Industrial Fund Management Company, a private equity fund in China. Earlier in his career, he spent six years in the pharmaceutical industry with Eli Lilly & Company and EMD Pharmaceuticals, Inc in North America and went on to serve as a China healthcare and consumer analyst at Lehman Brothers Asia and Macquarie Securities in Hong Kong.

“I am honored to be appointed as the CFO of 3SBio and I look forward to continuing to work closely with Dr. Lou and my other colleagues,” remarked Mr. Tan. “Our company is in the middle of a critical and exciting stage of development, and I believe that my experiences will be able to contribute to what is an already strong management team.”

Mr. Tan received his MBA degree from Thunderbird School of International Management, an MA degree in economics from the University of Connecticut and a BA degree in economics from Renmin University of China. Mr. Tan is also a CFA (Chartered Financial Analyst).

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at: http://www.3sbio.com.

For more information, please contact:

Bo Tan, CFO
3SBio Inc.
Tel: + 86 24 2581 1820

Investor Relations (China):
Peter Schmidt
FD Asia
Tel: +86 10 8591 1953

Investor Relations (US):
Evan Smith or John Capodanno
FD US
Tel: +1 212 850 5600